Exhibit 13.1

Arcimoto Files for IPO Under Reg A+,
Aims to List on NASDAQ

WR Hambrecht + Co Acting as Sole and Exclusive Underwriter for Arcimoto Reg A+ Initial Public Offering

San Francisco (June 22, 2017) — WR Hambrecht + Co announces that Arcimoto® has filed its Form 1-A Offering Circular for the offering of common stock under SEC Regulation A, setting the stage for a potential future listing on the NASDAQ Capital Market. WR Hambrecht + Co is acting as the sole and exclusive underwriter for the Regulation A+ Initial Public Offering for Arcimoto.

Arcimoto was founded in 2007 to catalyze the shift to a sustainable transportation system. The name Arcimoto means “Future I Drive,” and it is the company’s aspiration to devise new technologies and patterns of mobility that raise the bar for environmental efficiency, footprint and affordability. Arcimoto plans to achieve its mission by replacing the global urban and suburban use of 4,000 lb. internal combustion engine vehicles for regular daily trips with the Arcimoto SRK®, a pure electric solution that is a quarter of the weight, a third the purchase cost, and ten times as efficient as the U.S. average passenger car.

The Arcimoto SRK defines the Fun Utility VehicleTM category. The SRK delivers a thrilling ride experience, exceptional maneuverability, full comfort for two passengers with gear, optimal urban parking flexibility, and ultra-efficient operation — all at an affordable target base model price of $11,900. Arcimoto has taken the SRK from a napkin sketch, through eight generations of product development, to a refined design on the cusp of series production and market availability. As we shift to a self-driving future, the Arcimoto SRK platform will provide the low cost, ultra-efficient foundation for urban fleet autonomy as well.

“Our team is excited and honored to support this offering from Arcimoto, because their vehicles hold the potential to create a significant paradigm shift in how we all think about mobility, which could represent a tremendous opportunity for all classes of investors,” said John Hullar, Managing Partner, WR Hambrecht + Co. “We are pleased to represent the Arcimoto IPO and we look forward to bringing this offering to the NASDAQ market.”

About Arcimoto

Headquartered and manufactured in Eugene, Oregon, Arcimoto is devising new technologies and patterns of mobility that together raise the bar for environmental efficiency, footprint and affordability. Available for pre-order today with a target purchase price of $11,900, the Arcimoto SRK defines the Fun Utility Vehicle category: it’s the lightest, most affordable and performance-packed electric vehicle suitable for the daily driver. For more information please visit www.arcimoto.com.

WRH+Co Posted June 23, 2017

About WR Hambrecht + Co

WR Hambrecht + Co has been focused on opening the investing world to as many people as possible at fair market prices and was instrumental in reforming Regulation A to help accomplish that for growth companies and investors. Its Regulation A+ strategy is a continuation of the Hambrecht legacy of conducting small public offerings for what were once considered high-risk start-ups that are now household names and Fortune 500 companies.

Legal Disclaimer

No money or consideration is being solicited by the information in this press release or any other communication and, if sent, money will not be accepted and will be promptly returned. No offer by a potential investor to buy our securities can be accepted and, if made, any such offer can be withdrawn before qualification of this offering by the SEC. A potential investor’s indication of interest does not create a commitment to purchase the securities we are offering. Any such indication of interest may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given and all other requirements to accept an investment from a potential investor are met after the offering qualification date.

The offering, after qualification by the SEC, will be made only by means of the Offering Circular. Any information in this press release or any other communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification for sale as provided in Regulation A+ in any such state or jurisdiction.

WRH+Co Posted June 23, 2017